JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2983

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

14th December 2004

[redacted]

04054019

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

<u>Jardine Matheson Holdings Limited</u>

We enclose for your information a copy of a press release issued on 14th December 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PRC
JAN 04 2005
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

dlw 1/4

SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH, D.C.
202
SECTION

Jardine Matheson

Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Management Change at Jardine Matheson

14th December 2004 – Jardine Matheson Holdings Limited today announced that Norman Lyle will retire as Group Finance Director on 31st March 2005. James Riley will become Chief Financial Officer for Jardine Matheson and finance director of Jardine Matheson Limited, the Group management company, on 1st April 2005.

James Riley first joined the Jardine Matheson Group in 1993 and, after an initial period in the Group Head Office, he moved to Jardine Cycle & Carriage in Singapore where he became finance director. He returned to Hong Kong in 1999 to be finance director of Jardine Pacific, before joining the board of Jardine Matheson Limited in 2001 with prime responsibility for the businesses grouped under Jardine Pacific.

Jardine Matheson Managing Director, Percy Weatherall, said, "Norman Lyle has made a significant contribution to the Group since joining in 1997, for which we are grateful, and we wish him well in his retirement. I would also like to congratulate James on his new appointment."

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Kennes Young (852) 2501 7987

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

14th December 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 14th December 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	09:18 14-Dec-04
Number	3657G

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Please be advised that Mr Norman Lyle will be retiring from the Board of Directors of the Company with effect from 31st March 2005.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

14th December 2004

www.jardines.com

END

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